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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)





                                  DYNTEK, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    268180106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

         Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                             (Tel.) (239) 262-8577
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  March 8, 2006
                   ------------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 8 pages

----------------
      (1) The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 268180106                   13D                           PAGE 2 OF 8


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Lloyd I. Miller, III                                      ###-##-####

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A)  [ ]
                                                                        (B)  [ ]

3         SEC USE ONLY

          ---------------

4         SOURCE OF FUNDS*
          PF-AF-OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                                               [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

           NUMBER OF             7       SOLE VOTING POWER
            SHARES                       139,657,772
         BENEFICIALLY
           OWNED BY              8       SHARED VOTING POWER
             EACH                        155,618,476
           REPORTING
            PERSON               9       SOLE DISPOSITIVE POWER
             WITH                        139,657,772

                                10       SHARED DISPOSITIVE POWER
                                         155,618,476

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          295,276,248
          ** The shares reported herein consist of (i) 7,787,984 shares of common stock, (ii) warrants to purchase 1,461,538 shares of common stock, (iii) a $3,000,000 Junior Secured Convertible Promissory Notes due March 2011 immediately convertible into 150,000,000 shares of common stock at an initial conversion rate of $0.02 and (iv) a warrant to purchase 15.81% of the Issuer's common stock outstanding on the date of exercise calculated on a fully diluted basis (as of the date hereof exercisable into 136,026,726 shares).


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          67.7%

14        TYPE OF REPORTING PERSON*
          IN-IA-OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                                     Page 3 of 8

                         ORIGINAL REPORT ON SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

      This statement relates to the Common Stock, par value $0.0001 per share (the "Shares") of Dyntek, Inc. (the "Company"). The Company has its principal executive offices at 19700 Fairchild Road, Suite 230, Irvine, California 92612.

ITEM 2. IDENTITY AND BACKGROUND

      This statement is filed by Lloyd I. Miller, III ("Miller" or the "Reporting Person"). Miller's principal business address is 4550 Gordon Drive, Naples, Florida 34102. Miller's principal occupation is investing assets held by or on behalf of his family. During the past five years, Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which Miller was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Miller is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

      Miller is an advisor to the trustee of Trust A-4. Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. Trust A was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). The Trust Agreement is hereby incorporated by reference to the Schedule 13D filed by Miller in Stamps.com Inc. on April 30, 2002 as Exhibit 99.1. Miller was named as the advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the trustee named in the Trust Agreement. All of the Shares Miller is deemed to beneficially own as the advisor to the trustee of Trust A-4 were purchased by funds generated and held by Trust A-4. The aggregate amount of funds used for the purchase of the Shares and the warrants to purchase Shares in Trust A-4 was $5,025,318.05. Such amount of consideration consists in part of $3,000,000.00 used to purchase from the Company a $3,000,000.00 Junior Secured Convertible Promissory Note due March 1, 2011 (the "Junior Secured Convertible Note"). A copy of the Junior Secured Convertible Note is attached hereto as Exhibit 99.9.

      Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC (the "Operating Agreement"), dated as of December 10, 1996. The Operating Agreement is hereby incorporated by reference to the Schedule 13D filed by Miller in Stamps.com Inc. on April 30, 2002 as Exhibit 99.2. Milfam LLC is the general partner of Milfam II L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P. (the "Milfam II Partnership"), dated December 11, 1996. The Milfam II Partnership is hereby incorporated by reference to the
Schedule 13D filed by the Reporting Person in Stamps.com Inc. on April 30, 2002 as Exhibit 99.4. All of the Shares Miller is deemed to beneficially own as the manager of the general partner of Milfam II L.P. were purchased with money contributed to Milfam II L.P. by its partners, or money generated and held by Milfam II L.P. The aggregate purchase price for the Shares and the warrants to purchase Shares in Milfam II L.P. was $1,252,181.00.

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                                                                     Page 4 of 8

      All of the warrants to purchase Shares by Miller on his own behalf, were purchased with personal funds generated and held by Miller. The acquisition of a warrant to purchase 500,000 Shares by Miller was part of a debt transaction whereby Miller entered into a Note Purchase Agreement (the "Bridge Note Agreement"), dated October 26, 2005, with the Company and SACC Partners, L.P. ("SACC Partners") The form of the Bridge Note Agreement, dated as of October 26, 2005, by and among the Company and the purchasers named therein, including Miller, is hereby incorporated by reference to the Form 10-Q for the quarter ended September 30, 2005 and filed by the Company on November 11, 2005 as
Exhibit 10.3. In connection with such transaction, Miller acquired a Secured Promissory Note in the original principal amount of $1,250,000.00 (the "Bridge Note"). The form of Bridge Note issued to Miller is hereby incorporated by reference to the Form 10-Q for the quarter ended September 30, 2005 and filed by the Company on November 11, 2005 as Exhibit 10.4. In connection with the issuance of this Bridge Note, the Company issued Miller a warrant to purchase an aggregate 500,000 shares of its common stock. Miller paid $1,250,000.00 for the Bridge Note and the warrant to purchase 500,000 Shares.

      On March 8, 2006, Miller entered into a Note Purchase Agreement by and among the Company, and certain purchasers thereto, including Miller (the "March Note Purchase Agreement"). A copy of the March Note Purchase Agreement is attached hereto as Exhibit 99.7. In connection with the March Note Purchase Agreement Miller acquired a Secured Promissory Note due March 1, 2010 in the original principal amount of $5,300,000.00 (the "Senior Secured Note") and a warrant to purchase 15.81% of shares of the common stock outstanding on the date of exercise on a fully diluted basis (the "Debt Financing Warrant"). A copy of the Senior Secured Note is attached hereto as Exhibit 99.8 and a copy of the Debt Financing Warrant is attached hereto as Exhibit 99.10. Miller paid $5,300,000.00 for the Senior Secured Note and the Debt Financing Warrant.

ITEM 4. PURPOSE OF THE TRANSACTION

      As more specifically described in the Company's Form 8-K filed with the SEC on March 8, 2006, the Company completed a debt financing and private placement of equity securities (the "Debt/Equity Transaction"). Upon consummation of the Debt/Equity Transaction, Miller's beneficial ownership of the Company's common stock (including debt and equity securities exercisable for or convertible into common stock) increased from 11.2% to 67.7% of the Company's common stock, thereby requiring the filing of this Schedule 13D. The foregoing percentage does not take into account the exercise or conversion of other outstanding convertible or exercisable securities of the Company, which would have the effect of reducing the percentage beneficial ownership of the Reporting Person.

      On March 8, 2006, a Note Purchase Agreement was entered into by and among DynTek, Inc., and Miller, Trust A-4 and SACC Partners, as purchasers. Pursuant to the March Note Purchase Agreement the Company issued Miller the Senior Secured Note in the original principal amount of $5,300,000. As a condition to the purchase of Senior Secured Note, the Company issued Miller the Debt Financing Warrant which provides Miller with the right to purchase 15.81% of shares of the Company's common stock outstanding on the date of exercise on a fully diluted basis. The Debt Financing Warrant is immediately exercisable at $0.001 per share of common stock, until December 31, 2016. Pursuant to the March Note Purchase Agreement, the Company also issued the Junior Secured Convertible Note to Trust A-4 in the original principal amount of $3,000,000. The Junior Secured Convertible Note may be converted into common stock of the Company at any time at the election of the holder at a conversion price of $0.02 per share of common stock.

      As a condition to the closing of the transactions described in the March Note Purchase Agreement, Alan Howe was nominated by the purchasers thereto to the Board of Directors of the Company, which appointment was effective on March 8, 2006. Pursuant to board resolutions, the

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                                                                     Page 5 of 8

Company, also as a condition to closing, provided approval of the March Note Purchase Agreement and all related ancillary documents pursuant to Section 203 of the Delaware General Corporation Law. Such board approval removes a possible prohibition on the Company from entering into any future business combinations with the Reporting Person or any of his affiliates.

      In connection with the Debt/Equity Transaction, the Company also entered into negotiated settlements with certain secured creditors, including Miller, whereby Miller agreed to convert the principal and outstanding amount of $1,304,657.53 owed under the Bridge Note into common stock of the Company at a conversion rate of $0.02 (the "Conversion and Settlement Agreement"). The conversion will occur as of the earlier of the date immediately following the effective date of the Company's planned 1-for-10 reverse stock split or June 30, 2006. A copy of the Conversion and Settlement Agreement is attached hereto as
Exhibit 99.6.


      Except as described above in this Item 4 and herein, the Reporting Person does not have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of
Schedule 13D. Miller reserves the right to change plans and take any and all actions that Miller may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. Miller may take any other action with respect to the Company or any of the Company's debt or equity securities in any manner permitted by applicable law.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) Miller may be deemed to beneficially own 295,276,248 (67.7% of the outstanding Shares, based on (i) 148,715,911 Shares outstanding after consummation of the Debt/Equity Transaction, (ii) warrants to purchase 1,461,538 Shares beneficially held by Miller, (iii) 150,000,000 shares (assuming a full conversion of the $3,000,000 Junior Secured Convertible Note into Shares at the current conversion rate of $0.02) and (iv) a warrants to purchase 15.81% of shares of common stock of the company outstanding on the date of exercise calculated on a fully diluted basis (currently the warrant could be exercised into 136,026,726 Shares calculated on a fully diluted basis). As of the date hereof, 155,618,476 of such beneficially owned Shares are owned of record by Trust A-4 (total includes a warrant to purchase 480,769 Shares and 150,000,000 Shares that can be acquired upon the conversion of the Junior Secured Convertible Note); 3,131,046 of such beneficially owned Shares are owned of record by Milfam II L.P. (total includes a warrant to purchase 480,769 Shares); and 136,526,726 Shares are beneficially owned of record by Miller directly (total includes a warrant to purchase 500,000 Shares and the 136,026,726 shares per the exercise of the Debt Financing Warrant).

      (b) Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4. Miller may be deemed to have sole voting power for all such shares held of record by Milfam II L.P. and Miller directly.

      (c) The following details the transactions effected by Miller during the past 60 days.

            On March 8, 2006, Trust A-4 acquired the Junior Secured Convertible Note for a purchase


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                                                                     Page 6 of 8

price of $3,000,000 in connection with the March Note Purchase Agreement. Also, on such date, Miller acquired the Debt Financing Warrant entitling Miller to acquire up to 15.81% of the shares of capital stock of the Company outstanding at the time of exercise calculated on a fully diluted basis. Miller acquired the Debt Financing Warrant in connection with the purchase of the Senior Secured Note for a purchase price of $5,300,000 pursuant to the terms of the March Note Purchase Agreement.

      (d) Other than for shares held directly by Miller, persons other than Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

      (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


      Trust Agreement: The Trust Agreement provides, in pertinent part, that the Trustee shall not make any investments, reinvestments or changes in investments of the assets of Trust A without first consulting with and obtaining the advice of the advisor. The Trustee need not act in accordance with the advice and counsel of the advisor, but if it does so, the Trustee shall not be liable to any person for or as a result of any action or failure to act if in accordance with such advice and counsel. The Trustee need not obtain the advice and counsel of the advisor if the Trustee requests such advice and counsel in writing and if the advisor fails to reply to the Trustee within five days from the date of such request by telephone, telegram, mail or in person.

      The Operating Agreement: While Lloyd I. Miller, III serves as manager, he shall have complete control over all of the affairs of Milfam LLC and need not seek the consent or approval of any Member with respect to any action.

      Milfam II Partnership: The Milfam II Partnership provides, in pertinent part, that the General Partner shall have the full and exclusive right to manage and control the business and affairs of Milfam II, L.P. and to make all decisions regarding the affairs of Milfam II, L.P. In the course of such management, the General Partner may acquire, encumber, hold title to, pledge, sell, release or otherwise dispose of Partnership Property and interest therein when and upon such terms as it determines to be in the best interest of the Milfam II, L.P. The General Partner shall have all of the rights, powers and obligations of a partner of a partnership without limited partners, except as otherwise provided under the Act.

      Conversion and Settlement Agreement: On March 8, 2006, Lloyd I. Miller, III signed a Conversion and Settlement Agreement with the Company pursuant to which Miller expects to convert into Common Stock of the Company $1,304,657.53 in principal and accrued interest under the Bridge Note. The conversion will be effected at a conversion rate of $0.02 per share and will occur as of the earlier of the date immediately following the effective date of the Company's planned 1-for-10 reverse stock split or June 30, 2006.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS:

      99.1 Amended and Restated Trust Agreement, dated September 20, 1983, between Lloyd I. Miller and PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio) (Filed as Exhibit
            99.1 to Schedule 13D of Lloyd I. Miller, III for
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                                                                     Page 7 of 8

            Stamps.com Inc. on April 30, 2002 as Exhibit 99.1 and incorporated herein by reference).

      99.2 Operating Agreement of Milfam LLC, an Ohio limited liability company, entered into as of December 10, 1996 (Filed as Exhibit 99.2 to Schedule 13D of Lloyd I. Miller, III for Stamps.com Inc. on April 30, 2002 and incorporated herein by reference).

      99.3  Partnership Agreement of Milfam II L.P. (Filed as Exhibit 99.4 to
            Schedule 13D of Lloyd I. Miller, III for Stamps.com Inc. on April 30, 2002 and incorporated herein by reference).

      99.4 Form of Note Purchase Agreement by and among DynTek, Inc. and the purchasers named therein, dated as of October 26, 2005 (Filed as Exhibit 10.3 to Form 10Q for the quarter ended September 30, 2005 by DynTek, Inc. with the SEC on November 11, 2005 and incorporated herein by reference).

      99.5 Form of Bridge Note, dated as of October 26, 2005, issued by DynTek, Inc. in favor of certain investors, including Miller (Filed as Exhibit 10.4 to Form 10Q for the quarter ended September 30, 2005 by DynTek, Inc. with the SEC on November 11, 2005 and incorporated herein by reference).

      99.6 Conversion and Settlement Agreement, by and between DynTek, Inc. and Lloyd I. Miller, III, dated as of March 8, 2006.

      99.7 Note Purchase Agreement, dated as of March 8, 2006, by and among DynTek, Inc., as the company, and Lloyd I. Miller, III, Trust A-4 and SACC Partners, L.P., as the purchasers.

      99.8 Secured Promissory Note, dated as of March 8, 2006, and issued by DynTek, Inc. and payable to the order of Lloyd I. Miller, III.

      99.9 Junior Secured Convertible Promissory Note, dated as of March 8, 2006, and issued by DynTek, Inc. and payable to the order of Trust A-4 - Lloyd I. Miller.

      99.10 Purchase Warrant issued to Lloyd I. Miller, III to purchase 15.81% of Shares of Common Stock of the Company outstanding on the date of Exercise by DynTek, Inc.

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                                                                     Page 8 of 8

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: March 17, 2006

                                           By: /s/ Lloyd I. Miller, III
                                               ---------------------------------
                                               Lloyd I. Miller, III